Mail Stop 4561

November 14, 2008

Gregory A. Gehlmann
General Counsel & Secretary
First Financial Bancorp.
4000Smith Road, Suite 400
Cincinnati, Ohio 45209

Re: First Financial Bancorp.
　　　Pre 14A
　　　Filed on October 31, 2008
　　　File Number 0-12379

Dear Mr. Gehlmann:

　　　　We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

　　　　　　　　　　Sincerely,

　　　　　　　　　　David S. Lyon
　　　　　　　　　　Senior Financial Analyst